UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

COLONY CREDIT REAL ESTATE, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
19625T 101
(CUSIP Number)
Colony Capital, Inc.
Attention: Ronald M. Sanders, Esq.
515 S. Flower St., 44th Floor
Los Angeles, CA 90071
(310) 282-8820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 3, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,936,489(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,936,489(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,936,489(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.6%(2)
14	Type of Reporting Person (See Instructions) CO

(1)
This amount includes (i) 461,422 shares of the Issuer’s Class A Common Stock, (ii) 44,399,444 Class B-3 Shares (as defined herein), which will convert into shares of the Issuer’s Class A Common Stock on a one-for-one basis upon the close of trading on February 1, 2019, and (iii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon conversion of 3,075,623 OP Units (as defined herein). The number of shares of the Issuer's Class A Common Stock that can be acquired upon the conversion or redemption, as the case may be, of the Class B-3 Shares and OP Units have been added to the total Shares (as defined herein) outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)
The calculation of the percentage is based on the sum of (i) 83,487,352 shares of the Issuer’s Class A Common Stock and 44,399,444 Class B-3 Shares, in each case, issued and outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2018, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,936,489(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,936,489(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,936,489(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.6%(2)
14	Type of Reporting Person (See Instructions) OO

(1)
This amount includes (i) 461,422 shares of the Issuer’s Class A Common Stock, (ii) 44,399,444 Class B-3 Shares (as defined herein), which will convert into shares of the Issuer’s Class A Common Stock on a one-for-one basis upon the close of trading on February 1, 2019, and (iii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon conversion of 3,075,623 OP Units (as defined herein). The number of shares of the Issuer's Class A Common Stock that can be acquired upon the conversion or redemption, as the case may be, of the Class B-3 Shares and OP Units have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)
The calculation of the percentage is based on the sum of (i) 83,487,352 shares of the Issuer’s Class A Common Stock and 44,399,444 Class B-3 Shares, in each case, issued and outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the SEC on November 9, 2018, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,537,045(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,537,045(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,045(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.7%(2)
14	Type of Reporting Person (See Instructions) OO

(1)
This amount includes (i) 461,422 shares of the Issuer’s Class A Common Stock and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon conversion of 3,075,623 OP Units (as defined herein). The number of shares of the Issuer's Class A Common Stock that can be acquired upon the conversion or redemption, as the case may be, of the Class B-3 Shares and OP Units have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)
The calculation of the percentage is based on the sum of (i) 83,487,352 shares of the Issuer’s Class A Common Stock and 44,399,444 Class B-3 Shares (as defined herein), in each case, issued and outstanding as of November 8,

2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the SEC on November 9, 2018, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF RED REIT CORP.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,075,623(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,075,623(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,623(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1)
This amount includes 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon conversion of 3,075,623 OP Units (as defined herein). The number of shares of the Issuer's Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)
The calculation of the percentage is based on the sum of (i) 83,487,352 shares of the Issuer’s Class A Common Stock and 44,399,444 Class B-3 Shares, in each case, issued and outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the SEC on November 9, 2018, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

Item 1.	Security and Issuer.
The title of the class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the “Shares”) of Colony Credit Real Estate, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 515 S. Flower St., 44th Floor, Los Angeles, CA 90071.

Item 2.	Identity and Background.
This statement on Schedule 13D is filed on behalf of (i) NRF RED REIT Corp., a Maryland corporation (“RED REIT”), (ii) NRF Holdco, LLC, a Delaware limited liability company (“NRF Holdco”), (iii) Colony Capital Operating Company, LLC, a Delaware limited liability company (“CCOC”), and (iv) Colony Capital, Inc., a Maryland corporation (“Colony Capital,” and collectively with RED REIT, NRF Holdco and CCOC, the “Reporting Persons”). Colony Capital is a leading global investment management firm, and the sole managing member of its operating company, CCOC. CCOC is the sole managing member of NRF Holdco, which is the sole common stockholder of RED REIT.
The principal business address of the Reporting Persons is 515 S. Flower St., 44th Floor, Los Angeles, CA 90071. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
During the last five years, none of the Reporting Persons and, to their knowledge, none of the directors and executive officers listed on Annex A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The information set forth in Annex A hereto is incorporated by reference in this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.
On January 31, 2018, pursuant to the terms and conditions of the Master Combination Agreement, dated as of August 25, 2017, as amended and restated on November 20, 2017 (the “Combination Agreement”), by and among (i) CCOC, (ii) RED REIT, (iii) the Issuer, (iv) Credit RE Operating Company, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Credit OP”), (v) NorthStar Real Estate Income Trust, Inc., a Maryland corporation (“NorthStar I”), (vi) NorthStar Real Estate Income Trust Operating Partnership, LP, a Delaware limited partnership and the operating partnership of NorthStar I (“NorthStar I OP”), (vii) NorthStar Real Estate Income II, Inc., a Maryland corporation (“NorthStar II”), and (viii) NorthStar Real Estate Income Operating Partnership II, LP, a Delaware limited partnership and the operating partnership of NorthStar II (“NorthStar II OP”), NorthStar I and NorthStar II completed their merger (the “Mergers”) with and into the Issuer. Immediately prior to the Mergers, on January 31, 2018, pursuant to the terms and conditions of the Combination Agreement, (i) CCOC contributed a select portfolio of its assets and liabilities to the Issuer (the “CCOC Contribution”) in exchange for 44,399,444 shares of the Issuer’s Class B-3 Common Stock, par value $0.01 per share (the “Class B-3 Shares”), and (ii) RED REIT contributed a select portfolio of its assets and liabilities to the Issuer (the “RED REIT Contribution,” and together with the CCOC Contribution, the “Contribution Transactions,” and collectively with the Mergers, the “Combination”) in exchange for 3,075,623 units representing limited liability company interest in Credit OP (“OP Units”). Each Class B-3 Share will automatically convert into one Share upon the close of trading on February 1, 2019.
In addition, on January 31, 2018, NRF Holdco received an aggregate of 461,422 Shares as merger consideration in the Mergers in exchange for shares of NorthStar I and NorthStar II that it held prior to the Mergers.

Subject to the terms of the Stockholders Agreement described below in Item 4, the OP Units are redeemable for cash or, at the Issuer’s election, Shares on a one-for-one basis.

Item 4.	Purpose of Transaction.
In connection with the Combination, on January 31, 2018, a wholly owned subsidiary of CCOC became the external manager for the Issuer’s assets and its day-to-day operations, under the supervision and direction of the board of directors of the Issuer.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to Colony Capital, conditions in the securities market and general economic and industry conditions, take such actions, in accordance with the transfer restrictions provided in the Stockholders Agreement (as defined below), with respect to the investment in the Issuer as it deems appropriate, including, for example: (1) disposing of any or all of the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments of the Issuer that are based upon or relate to the value of the Shares (collectively, “Securities”) in the open market or otherwise; or (2) engaging in any hedging or similar transactions with respect to the Securities.
Except as noted above, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.
Further, Mr. Darren J. Tangen, who is the President and Chief Financial Officer of Colony Capital, and Mr. Kevin P. Traenkle, who is the Chief Investment Officer of Colony Capital and Chief Executive Officer and President of the Issuer, currently serve as directors of the Issuer. As officers of Colony Capital, and as directors and/or officers, as the case may be, of the Issuer, Mr. Tangen and Mr. Traenkle may, from time to time, engage with, and contribute their respective commercial expertise to, the Issuer’s board of directors and management with respect to the management, operations, business and financial condition of the Issuer and such other matters as such individuals may deem relevant to the investment of CCOC, RED REIT and NRF Holdco in the Shares.
The response to Item 6 below is incorporated by reference.

Item 5.	Interest in Securities of the Issuer.
(a) –(b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below.

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Colony Capital	47,936,489(2)	36.6%(4)
NRF Holdco	3,537,045(3)	2.7%(4)
RED REIT	3,075,623(3)	2.4% (4)
CCOC	47,936,489 (2)	36.6%(4)
(1) The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.
(2) Pursuant to Rule 13d-3(d) under the Act, this amount includes (i) 461,422 Shares held by NRF Holdco, (ii) 44,399,444 Class B-3 Shares held by CCOC, which will convert into Shares on a one-for-one basis upon the close of trading on February 1, 2019, and (iii) 3,075,623 Shares issuable upon conversion of 3,075,623 OP Units held by RED REIT.

(3) Pursuant to Rule 13d-3(d) under the Act, this amount includes 3,075,623 Shares issuable upon conversion of 3,075,623 OP Units held by RED REIT.
(4) The calculation of the percentage is based on the sum of (i) 83,487,352 Shares issued and outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018, and (ii) the Shares issuable upon conversion of (a) Class B-3 Shares beneficially owned by the Reporting Person and (b) OP Units beneficially owned by the Reporting Person, which have been added to the total Shares outstanding amount in accordance with Rule 13d-3(d)(1)(i) under the Act.
(c) There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any Reporting Person.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
In addition to the Joint Filing Agreement dated December 13, 2018, that has been entered into by the Reporting Persons, set forth below are the contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.
Stockholders Agreement
In connection with the Combination, on January 31, 2018, CCOC entered into a stockholders agreement with the Issuer (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, until the later of the two year anniversary of the closing of the Combination and the second annual meeting of stockholders of the Issuer, CCOC will cause its Shares (including any Class B-3 Shares) to be present for purposes of establishing a quorum of the stockholders at any meeting of stockholders of the Issuer and to cause its Shares (including any Class B-3 Shares) to be voted in favor of the director nominees recommended by the board of directors of the Issuer in the Issuer’s definitive proxy statement on Schedule 14A. The Stockholders Agreement also provides that, until the later of the two year anniversary of the closing of the Combination and the second annual meeting of stockholders of the Issuer, CCOC will not, and will cause its affiliates not to (each solely in its capacity as a stockholder of the Issuer), take any action to change the composition of the board of directors of the Issuer in a manner that results in the board of directors of the Issuer being comprised of less than a majority of independent directors.
Pursuant to the Stockholders Agreement, CCOC will, and will cause RED REIT to, enter into a customary lock-up agreement with the underwriters of any offering of shares of common stock of the Issuer for a term not to extend beyond the one year anniversary of the closing of the Combination. In addition, until the one year anniversary of the closing of the Combination, CCOC will not, and will cause its affiliates not to, make any transfers of OP Units to non-affiliates of CCOC unless such transfer is approved by a majority of the board of directors of the Issuer, including a majority of the independent directors. However, the approval of the board of directors of the Issuer is not required in connection with a transfer by operation of law or pursuant to a merger, sale of all or substantially all of the assets or similar fundamental transaction involving Colony Capital and/or CCOC. The foregoing does not restrict any conversion of OP Units for equity of the Issuer pursuant to Credit OP’s limited liability company agreement.
Registration Rights Agreement
In connection with the Combination, on January 31, 2018, CCOC and RED REIT entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, subject to certain exceptions, the Issuer is required to use commercially reasonable efforts to file one or more registration statements within thirteen (13) months following the consummation of the Combination that (i) register for resale the Shares issued in the Combination and (ii) register the issuance or resale of the Shares issued upon redemption of the OP Units issued in the Combination. Further, pursuant to the Registration Rights Agreement, at the request of a holder, the Issuer must use commercially reasonable efforts to effect the sale of all or part of the registrable securities through an underwritten public offering under the applicable registration statement; provided, however, that such holders may not exercise such registration rights more than once in any consecutive 120-day period.

Pursuant to the Registration Rights Agreement, CCOC and RED REIT are also entitled to receive notice of any proposed underwritten public offering of Shares for the Issuer’s own account or for another security holder. Such holders may request in writing within five business days following receipt of such notice to participate in any underwritten public offering; provided that if the number of Shares as to which registration has been demanded exceeds the maximum number of shares that can be sold in such offering without adversely affecting its success, the Shares requested by CCOC or RED REIT may be cutback from such underwritten public offering.
The Issuer is required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares by the holders. The Issuer also is required to indemnify each holder who includes registrable securities in any registration and any person who is or might be deemed a controlling person of such holder within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), or Section 20 of the Act, against certain liabilities incurred in connection with the registration of such holder’s registrable securities.
The registration rights described above will terminate as to any stockholder at such time as all of such stockholder’s securities could be sold in a single calendar quarter without compliance with the registration requirements of the Securities Act pursuant to Rule 144.
The above descriptions of the Stockholders Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Stockholders Agreement and Registration Rights Agreement, copies of which are filed as Exhibits 2 and 3, respectively, hereto and incorporated herein by reference
Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1 - Joint Filing Agreement, dated December 13, 2018, between Colony Capital, Inc., Colony Capital Operating Company, LLC, NRF RED REIT Corp. and NRF Holdco, LLC
Exhibit 2 - Stockholders Agreement, dated as of January 31, 2018, by and between Colony Credit Real Estate, Inc. and Colony Capital Operating Company, LLC (incorporated by reference to Exhibit 10.2 to Colony Capital's Current Report on Form 8-K filed on February 1, 2018)
Exhibit 3 - Registration Rights Agreement, dated as of January 31, 2018, by and among Colony Credit Real Estate, Inc., Colony Capital Operating Company, LLC and NRF RED REIT Corp. (incorporated by reference to Exhibit 10.3 to Colony Capital's Current Report on Form 8-K filed on February 1, 2018)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2018	NRF RED REIT CORP.

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

NRF HOLDCO, LLC

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

COLONY CAPITAL OPERATING COMPANY, LLC

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

COLONY CAPITAL, INC.

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Executive Vice President and Chief Operating Officer

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS
COLONY CAPITAL, INC.
The following sets forth the name, position and principal occupation of each director and executive officer of Colony Capital, Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Colony Capital, Inc., 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of Colony Capital, Inc.’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by Colony Capital, Inc.’s directors and executives officers, and none of its directors or executive officers has engaged in any transactions in such Shares during the past 60 days. For each director and executive officer who owns Shares, such director or executive officer, as the case may be, has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Directors	Title/Principal Occupation	Shares Beneficially Owned	% of Shares Beneficially Owned[1]

Thomas J. Barrack, Jr.	Executive Chairman, Chief Executive Officer Colony Capital, Inc.	106,053	*

Douglas Crocker II	Director, Colony Capital, Inc. Managing Partner DC Partners LLC	—	—

Nancy A. Curtin	Director, Colony Capital, Inc. Chief Investment Officer and Head of Investments Close Brothers Asset Management	—	—

Jon A. Fosheim	Director, Colony Capital, Inc. Private Investor	—	—

Justin Metz	Director, Colony Capital, Inc. Managing Principal Related Companies	—	—

George G. C. Parker	Director, Colony Capital, Inc. Professor Stanford University’s Graduate School of Business	—	—

Charles W. Schoenherr	Director, Colony Capital, Inc. Managing Director Waypoint Residential, LLC	12,836	*

John L. Steffens	Director, Colony Capital, Inc. Founder Spring Mountain Capital, LP	—	—

John A. Somers	Director, Colony Capital, Inc. Private Investor	—	—

Darren J. Tangen	President and Chief Financial Officer Colony Capital, Inc.	31,809	*

Mark M. Hedstrom	Executive Vice President and Chief Operating Officer Colony Capital, Inc.	32,906	*

Ronald M. Sanders	Executive Vice President and Chief Legal Officer and Secretary Colony Capital, Inc.	26,602	*

Kevin P. Traenkle	Executive Vice President and Chief Investment Officer Colony Capital, Inc.	58,689	*

Neale Redington	Chief Accounting Officer Colony Capital, Inc.	12,508	*

1
This percentage is based on the sum of (i) the 83,487,352 Shares issued and outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018, and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.
.

*	Less than 1%.

COLONY CAPITAL OPERATING COMPANY, LLC
The following sets forth the name and position of each executive officer of Colony Capital Operating Company, LLC. There are no directors of Colony Capital Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of Colony Capital Operating Company, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by Colony Capital Operating Company, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned[1]

Thomas J. Barrack, Jr.	Chairman, Chief Executive Officer	106,053	*

Darren J. Tangen	President	31,809	*

Mark M. Hedstrom	Vice President, Treasurer	32,906	*

Ronald M. Sanders	Vice President, Secretary	26,602	*

Neale Redington	Vice President	12,508	*

1
This percentage is based on the sum of (i) the 83,487,352 Shares issued and outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018, and (ii) any Shares that the executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.
.

*	Less than 1%.

NRF HOLDCO, LLC
The following sets forth the name and position of each executive officer of NRF Holdco, LLC. There are no directors of NRF Holdco, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of NRF Holdco, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by NRF Holdco, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned[1]

Thomas J. Barrack, Jr.	Chairman, Chief Executive Officer	106,053	*

Darren J. Tangen	President	31,809	*

Mark M. Hedstrom	Vice President, Treasurer	32,906	*

Ronald M. Sanders	Vice President, Secretary	26,602	*

Neale Redington	Vice President	12,508	*

1
This percentage is based on the sum of (i) the 83,487,352 Shares issued and outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018, and (ii) any Shares that the executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.
.

*	Less than 1%.

NRF RED REIT CORP.
The following sets forth the name and position of each director and executive officer of NRF RED REIT Corp. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Colony Capital Operating Company, LLC, 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of NRF RED REIT Corp.’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by NRF RED REIT Corp.’s directors and executives officers, and none of its directors or executive officers has engaged in any transactions in such Shares during the past 60 days. For each director and executive officer who owns Shares, such director or executive officer, as the case may be, has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned[1]

Thomas J. Barrack, Jr.	Chief Executive Officer	106,053	*

Darren J. Tangen	Director, President	31,809	*

Mark M. Hedstrom	Vice President, Treasurer	32,906	*

Ronald M. Sanders	Vice President, Secretary	26,602	*

Neale Redington	Vice President	12,508	*

1
This percentage is based on the sum of (i) the 83,487,352 Shares issued and outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018, and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.
.

*	Less than 1%.